

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Mr. Richard T. O'Brien
Chief Executive Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle, Suite 800
Greenwood Village, CO 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Response dated July 16, 2012**
> **File No. 001-31240**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 103

1.   We note in your response to our prior comment five you state that by-product sales treated as a credit against costs applicable to sales are deemed to be peripheral and not material to your key performance measures. In considering the issue of materiality, we note your disclosure of non-GAAP measures of "costs applicable to sales per ounce/pound" and "operating margin per ounce/pound" that are impacted by your current

accounting policy. Please provide us with a detailed discussion of how you considered the impact, both quantitatively and qualitatively, on these non-GAAP measures as compared with including by-product sales within revenues.

Note 31 – Commitments and Contingencies, page 157

2.   We note your response to our prior comment seven. Please tell us the threshold you applied to your recognition of contingent liabilities for the last fiscal year and subsequent interim period, and specifically whether the 75% threshold was applied in recognizing contingent liabilities.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant